UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. _________)*

Globavend Holdings Limited

(Name of Issuer)

Ordinary Shares, par value $0.001 each

(Title of Class of Securities)

G3R39B108

(CUSIP Number)

Wai Yiu Yau

Office 1401, Level 14, 197 St Georges Tce,

Perth, WA 6000,

Australia

+61 08 6141 3263

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 30, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3R39B108	13G	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Globavend Investments Limited (1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	SOLE VOTING POWER 11,444,790
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 11,444,790
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,444,790
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 76.65% (2)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	Wai Yiu Yau is the sole shareholder of Globavend Investments Limited and has voting and dispositive power over the securities owned by Globavend Investments Limited.

(2)	Based on 14,931,123 Ordinary Shares outstanding as of September 30, 2024.

CUSIP No. G3R39B108	13G	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wai Yiu Yau
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Australian

Number of Shares Beneficially Owned by Each Reporting Person With	5.	SOLE VOTING POWER 11,444,790
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 11,444,790
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,444,790
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 76.65% (1)
12.	TYPE OF REPORTING PERSON (see instructions)

(1)	Based on 14,931,123 Ordinary Shares outstanding as of September 30, 2024.

CUSIP No. G3R39B108	13G	Page 4 of 7 Pages

Item 1.

(a)	Name of Issuer Globavend Holdings Limited

(b)	Address of Issuer’s Principal Executive Offices Office 1401, Level 14, 197 St Georges Tce, Perth, WA 6000, Australia

Item 2.

(a)	Name of Person Filing
Globavend Investments Limited
Wai Yiu Yau

(b)	Address of the Principal Office or, if none, residence Office 1401, Level 14, 197 St Georges Tce, Perth, WA 6000, Australia

(c)	Citizenship
Globavend Investments Limited – British Virgin Islands
Wai Yiu Yau – Australian

(d)	Title of Class of Securities
Ordinary Shares, par value $0.001 each

(e)	CUSIP Number G3R39B108

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. G3R39B108	13G	Page 5 of 7 Pages

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Globavend Investments Limited owns 11,444,790 Ordinary Shares. Wai Yiu Yau is the sole shareholder of Globavend Investments Limited and has voting and dispositive power over the securities owned by Globavend Investments Limited.

(b)	Percent of class: 76.65%

Based on 14,931,123 Ordinary Shares outstanding as of September 30, 2024.

(c)	Number of shares as to which the person has: 11,444,790

(i) Sole power to vote or to direct the vote 11,444,790.

(ii) Shared power to vote or to direct the vote 0.

(iii) Sole power to dispose or to direct the disposition of 11,444,790.

(iv) Shared power to dispose or to direct the disposition of 0.

CUSIP No. G3R39B108	13G	Page 6 of 7 Pages

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d) (1).

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ .

Instruction. Dissolution of a group requires a response to this item.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. G3R39B108	13G	Page 7 of 7 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 20, 2024

GLOBAVEND INVESTMENTS LIMITED

By:	/s/ Wai Yiu Yau
Name:	Wai Yiu Yau
Title:	Director

Date: November 20, 2024

WAI YIU YAU

/s/ Wai Yiu Yau